Exhibit 99.40

Form 51-102F3

Material Change Report Under

National Instrument 51-102

1.

Name & Address of Company

Linear Gold Corp.

2000 Barrington Street, Suite 502

Halifax, Nova Scotia

B3J 3K1

2.

Date of Material Change

June 14, 2006.

3.

News Release

A news release with respect to the material change referred to in this report was issued through newswire services on June 14, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

Linear Gold Corp. announced that it has completed a gold and silver mineral resource estimate for the Campamento Deposit located within the Ixhuatan Project in Chiapas Mexico.

5.

Full Description of Material Change

Linear announced that it has completed a gold and silver mineral resource estimate for its 100% owned Campamento Gold Deposit. The independent resource calculation was completed by Gary Giroux, P.Eng of Giroux Consultants Limited of Vancouver, and is compliant with the requirements of National Instrument 43-101.

The resource estimate, with an effective date of June 14, 2006, is based on 94 diamond drill holes completed in the Campamento area by Linear Gold during the period May 2004-April 2006, and includes results through the upper part of drill hole IX-101. A total of five gold assays were capped at 45 g Au/t before forming 5 metre composites.  The resource was estimated using ordinary kriging into blocks 10 x 10 x 5 metres in size.  Bulk density was established for each block by inverse distance squared interpolation. The results of the estimate are as follows, based on a series of different cut-off grades:

Measured + Indicated
Au Cutoff	Tonnes > Cutoff	Average Grade		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	17,560,000	1.8	7.8	1,041,000	4,400,000
1.00	9,370,000	2.8	11.5	852,000	3,460,000
1.50	5,530,000	4.0	15.9	702,000	2,820,000
2.00	3,820,000	5.0	19.7	609,000	2,420,000

Inferred
Au Cutoff	Tonnes > Cutoff	Average Grade		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	21,750,000	1.0	3.2	703,000	2,260,000
1.00	7,130,000	1.6	4.0	374,000	920,000
1.50	2,470,000	2.4	4.5	191,000	360,000
2.00	1,186,000	3.2	5.1	121,000	190,000

The Measured + Indicated results include the following:

Measured
Au Cutoff	Tonnes > Cutoff	Average Grade		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	1,950,000	3.5	15.8	219,000	990,000
1.00	1,320,000	4.8	21.5	203,000	910,000
1.50	990,000	6.0	26.5	191,000	840,000
2.00	850,000	6.7	29.1	184,000	800,000

Indicated
Au Cutoff	Tonnes > Cutoff	Average Grade		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	15,620,000	1.6	6.8	823,000	3,410,000
1.00	8,050,000	2.5	9.8	648,000	2,550,000
1.50	4,540,000	3.5	13.5	512,000	1,980,000
2.00	2,970,000	4.5	17.0	425,000	1,620,000

Linear is proceeding with a scoping study on the Campamento Deposit in order to determine the economic viability of the resource, which is not a mineral reserve.  Linear is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing, or other factors that could have an adverse material impact on the mineral resource. Linear also continues drilling other targets within the Ixhuatan project with one rig operating in the Caracol Discovery zone, located two kilometres to the north of Campamento and two rigs operating on the new Laguna Grande Discovery zone located 500 metres to the southwest of Campamento.

Wade Dawe, Linear’s President and Chief Executive Officer stated: “The completion of the global resource estimate for the Campamento Gold Deposit is a significant milestone for the Ixhuatan Gold Project.    Linear will continue to advance the Campamento Gold Deposit while simultaneously building ounces at other target areas on the Ixhuatan Property with a near-term focus on the newly discovered Laguna Grande Gold Discovery.”

The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. of Giroux Consultants Ltd. A Technical Report prepared to National Instrument 43-101 requirements will be filed on SEDAR within 30 days of this Release. A map of the project showing the location of all drill holes is available at the company’s website www.lineargoldcorp.com.

All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50g or 30g charge digestion Fire Assay – AA finish with samples greater that 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.

Omitted Information

Not applicable

8.

Senior Officer

Brian MacEachen

Vice-President & Chief Financial Officer

Telephone:

(902) 422-1421

Fax:

(902) 491-4281

DATED at Halifax, Nova Scotia this 21st day of June, 2006.

Linear Gold Corp.

By:

/s/ Brian MacEachen

Brian MacEachen

Vice President & Chief Financial Officer